Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of October 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: October 30  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

    ANNOUNCEMENT

Αthens, October 30, 2007 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces that the Company will hold an extraordinary Shareholders Meeting on November 8, 2007, to approve certain proposed amendments to OTE’s Articles of Association. The proposed changes aim at the harmonization of OTE’s Articles of Association with Law 3604/2007, enacted last August. This Law, which reforms the Codified Law 2190/1920 governing Greek Societes Anonymes, provides more flexibility and simplifies several procedures.

The proposed amendments are:

1.

Introduction of new article 5a, (in line with Art. 5 par. 2 of Law 3604/2007) enabling the issuance of preferred shares. Although the right of the Company to issue preferred shares was already included in Law 2190/1920 before its recent amendment, such right was limited. The revised Law now provides for a great flexibility in the formation of such shares and has thus triggered the proposed amendment. In case such amendment becomes effective, a new decision by another Shareholders meeting would be needed to actually issue preferred stock.

2. REPHRASING THE PROVISIONS REGARDING THE ALREADY EXISTING POWERS OF THE BOARD OF DIRECTORS (BOD) TO DELEGATE SPECIFIC AUTHORITIES AND RESPONSIBILITIES TO ITS MEMBERS, TO OFFICIALS OF THE COMPANY, TO THIRD PARTIES OR COMMITTEES (ART. 8). AN ADDITIONAL LANGUAGE HAS BEEN PROPOSED AIMING TO LIST INDICATIVELY CATEGORIES OF AUTHORITIES AND RESPONSIBILITIES WHICH MAY BE DELEGATED. ADDITIONALLY, THE DELEGATES SHALL HAVE THE RIGHT TO FURTHER DELEGATE THE AUTHORITIES CONFERRED UPON THEM TO OTHER MEMBERS OR THIRD PARTIES, AN OPTION THAT HAS BEEN NEWLY INTRODUCED BY THE LAW (ART. 29 PAR. 3 OF LAW 3604/2007).

3.

Harmonization of various provisions of the Articles related to the operation of the BoD meetings to the new legal framework (art. 10).  It is proposed that:

(a)

the BoD shall not be required to meet regularly, i.e. at least once every month (Article 27 par. 2 of Law 3604/2007);

(B) SHOULD TWO MEMBERS OF THE BOD REQUEST A MEETING, THE CHAIRMAN OF THE BOD SHALL BE REQUIRED TO CONVENE IT WITHIN SEVEN (7) DAYS INSTEAD OF TEN (10) DAYS (ART. 27 PAR. 5 OF LAW 3604/2007);

(C) THE CHAIRMAN SHALL HAVE A CASTING VOTE (ART. 28 PAR. 2 OF LAW 3604/2007);

(D) NEW LANGUAGE IN RESPECT OF THE PROVISION RELATED TO RATIFICATION OF THE MINUTES BE INTRODUCED, AIMING TO ALIGN ART. 10 PAR. 7 OF THE ARTICLES OF ASSOCIATION TO THE NEW LAW (ART. 27 PAR. 7 OF LAW 3604/2007);

(e)

in line with the new law, BoD meetings may be held by teleconference (Art. 27 par. 3 of Law 3604/2007).

4.

A further proposal is aimed to simplify the procedure related to the convocation of the Shareholders Meetings (Art. 17, 21). Should the proposed amendment become effective, no further publication of new invitations for each repeated meeting shall be required in case the lawful quorum has not been achieved, provided that the initial published invitation stipulates the venue and time for the repeated meetings as well (Art. 38 par. 2 and 4 of Law 3604/2007).

5. MOREOVER, THE QUORUM REQUIREMENT FOR THE SECOND REPEAT GENERAL MEETING PROVIDED FOR IN ART. 21 OF THE ARTICLES SHALL BE ALIGNED WITH THE PROVISIONS OF ART. 38 PAR. 4 OF LAW 3604/2007 (1/5 OF THE SHARE CAPITAL, INSTEAD OF 1/3) WHICH NOW APPLIES TO ALL LISTED COMPANIES.

As the new Law changes certain conditions under which share buy backs can take place, the decision of the relevant Ordinary Shareholders Meeting of June 21, 2007 must be amended. The main change is that now buy back cannot be done in order to support share prices.

The proposed changes in detail can be reviewed at: www.ote.gr/english/investorrelations

It is noted that the proposed amendments do not require increased quorum and majority, since the rights of the shareholders will not be adversely affected as a result of these amendments.

Finally, the codification of the Articles of Association following these amendments shall be made by virtue of a decision of the BoD instead of the General Meeting, as is now permitted under article 6, par. 2 of Law 3604/2007.

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in South-eastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania.  At present, companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:                Dimitris Tzelepis - Head of Investor Relations

                       Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos-Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2006 filed with the SEC on June 28, 2007. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: October 30, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Operating Officer